As filed with the Securities and Exchange Commission on November 4, 1997
                                  File No. 34-



                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

        REGISTRATION STATEMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          PACIFIC GREAT CHINA CO., LTD.
                 (Name of Small Business Issuer in its charter)

                               Delaware 75-2300997
                (State or other jurisdiction of (I.R.S. Employer
               incorporation or organization) Identification No.)

                 16910 Dallas Parkway, Suite 100, Dallas, Texas
                       75248, (972) 248-1922 (Address and
                        telephone of principal executive
                                    offices)

                   Kevin B. Halter, Jr., 16910 Dallas Parkway,
                      Suite 100, Dallas, Texas 75248, (972)
                      248-1922 (Name, address and telephone
                          number of agent for service)

                                   Copies to:
                               Jaqluin Lloyd, Esq.
                         16910 Dallas Parkway, Suite 100
                               Dallas, Texas 75248
                                 (972) 248-1922


                     Securities to be registered pursuant to
                           Section 12(b) of the Act:

                                      None

                     Securities to be registered pursuant to
                           Section 12(g) of the Act:

         10,000,000 shares of Common Stock, $.00001 par value per share

                         CALCULATION OF REGISTRATION FEE


  Title of each         Amount to be               Proposed maximum           Proposed maximum             Registration
class of securities     registered                    offering price         aggregate offering price(1)   Fee
to be registered                                      per share (1)

COMMON
 STOCK                    10,000,000                 $  .0001                $1,000.00                        $333.00
                          Shares

Note:  (1) Estimated solely for the purpose of calculating the registration fee.

PART I

PART I

Item 1.  DESCRIPTION OF BUSINESS.

General

     Pacific Great China Co., Ltd. (the "Company") was incorporated under the laws of the state of Delaware on May 31, 1989, under the name Professionalistics, Inc. It is in the early developmental and promotional stages. To date the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

The Company can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. As part of its business plan, this Company is filing this registration statement on Form 10-SB on a voluntary basis in order to become a "public" company by virtue of being subject to the reporting requirements of the Securities Exchange Act of the Securities and Exchange Act of 1934 (the "Exchange Act"). Another aspect of its business plan which the Company intends to implement after this registration statement becomes effective is to seek to facilitate the eventual creation of a public trading market in its outstanding securities.

The Company's business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company's officer and director has previously been involved in transactions involving a merger between an established company and a shell entity, and has a number of contacts within the field of corporate finance. As a result, he has had preliminary contacts with representatives of numerous companies concerning the general possibility of a merger or acquisition by a shell company. However, none of these preliminary contacts or discussions involved the possibility of a merger or acquisition transaction with the Company.

It is anticipated that the Company's officer and director will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ (the automated quotation system sponsored by the National Association of Securities Dealers, Inc.) or on a stock exchange (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability.

The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions and other factors.

As a consequence of this registration of its securities, any entity that has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In the Company's judgment, neither its officer or director would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended (the "33 Act"). The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current sole officer and director of the Company may resign his management positions with the Company in connection with the Company's acquisition of a business opportunity. See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management." In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

It is anticipated that business opportunities will come to the Company's attention from various sources, including its officer and director, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company. The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its sole officer or director is currently affiliated.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such director to seek the stockholders' advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's president, who is not a professional business analyst. See "Management." Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

2. The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

3. Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 recently adopted by the Securities and Exchange Commission (the "Commission"). See "Risk Factors - The Company - Regulation of Penny Stocks."

4. Capital requirements and anticipated availability of required funds to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

5. The extent to which the business opportunity can be advanced;

6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

8. The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that aresought to be listed have total net tangible assets of at least $4,000,000 and total capital and surplus of at least $2,000,000, and proposals have recently been made to increase these qualifying amounts. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a
financial  plan  of  operation  and  estimated  capital  requirements;   audited
financial  statements,  or  if  they  are  not  available,  unaudited  financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

As part of the Company's investigation, the Company's executive officer and director may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of the Commission's regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - - - Regulation of Penny Stocks."

Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates who have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing director may resign and new director may be appointed without any vote by stockholders.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, as amended (the "Tax Code"), depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Tax Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officer, director and principal shareholders. (See "Description of Business - General").

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its officer and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

No ruling of the Internal Revenue Service has been requested or obtained with respect to the tax consequences of the registration and none will be sought. This registration does not purport to cover federal or state income tax consequences (including those that may apply to particular categories of shareholders). Each shareholder should consult his or her tax advisor as to the particular consequences of the registration to him or her, including application of federal, state, local, and foreign tax law, and how possible changes in tax laws may affect the shareholder.

Investment Company Act and Other Regulation

The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

Section 3(a) of the Investment Act contains the definition of an "investment company" and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner, which will result in the availability of this exception from the definition of "investment company." Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

Any securities which the Company might acquire in exchange for its Common Stock will be "restricted securities" within the meaning of the 33 Act. If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the 33 Act to effect such resale.

An  acquisition  made by the Company may be in an industry which is regulated or
licensed  by  federal,   state  or  local  authorities.   Compliance  with  such
regulations can be expected to be a time-consuming and expensive process.

Competition

The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public "blind pool" companies, many of which may have more funds available than does the Company.

Administrative Offices

The Company currently maintains a mailing address at 16910 Dallas Parkway #100, Dallas, Texas 75248, which is the office address of Halter Capital Corporation, its majority shareholder. The Company's telephone number is (972) 248-1922. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of the Company's sole officer prior to, or in conjunction with, the completion of a business acquisition. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

Risk Factors

Shareholders of the Company should be aware that registration and ownership of the shares of common shares of the Company involves certain considerations and factors, including those described below and elsewhere in this Information Statement, which could adversely affect the value of their holdings. The Company does not make, nor is any other person authorized to make, any representation as to the future market value of the common stock of the Company.

Any forward-looking statement contained in this registration statement should not be relied upon as predictions of future events. Such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Investors are hereby notified that such information reflects the opinions of Company management as to the future. Investors should use their own judgment as to the significance of this information to their individual investment decisions.

1. Conflicts of Interest. Certain conflicts of interest exist between the Company and its sole officer and director. He has other business interests to which he devotes his attention, and he may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through his exercise of such judgment as is consistent with his fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

The officer and director of the Company, by virtue of his association with other business entities, may get engaged in other business activities, which in some part may be similar to those in which the Company proposes to engage. To the extent that such officer and/or director engaged in similar activities on behalf of other entities, possible conflicts of interest may arise. No assurance can be given that any such potential conflicts of interest will not cause the Company to lose potential opportunities. No policy has been established to deal with potential conflicts of interest. The impact of not having an established policy to deal with conflicts of interest leaves the Company in a situation where it has to depend on the judgment of its officer and director as to which business opportunities will be considered or not considered by the Company. Accordingly, it is possible that not all business opportunities which are presented to the officer and director of the Company will, in turn, be made available to the Company.

Further, Kevin B. Halter, Jr., the sole officer and director of the Company is also the president and a shareholder of Securities Transfer Corporation, the transfer agent for the Company. The arrangements between Securities Transfer Corporation and the Company are identical to the arrangements Securities Transfer Corporation has with all the various companies for whom it acts as transfer agent. Neither the Company, nor its shareholders pay any fees to Securities Transfer Corporation for the transfer of any securities, including warrant transfers, as such fees are paid by the various brokerage firms at the time of transfer. The fee is not customarily passed on to either the buyer or the seller of the securities. Inasmuch as Securities Transfer Corporation charges $15 per certificate it transfers, Kevin B. Halter, Jr., through his ownership interest in Securities Transfer Corporation, will directly benefit by any transfer fees paid to Securities Transfer Corporation.

2. Possible Need for Additional Financing. The Company has very limited funds and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

3. Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor. In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6,
15g-7, 15g-8, 15g-9 and 15g-100 under the Exchange Act. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and consequent losses for investors. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

4. No Operating History. The Company was formed in May 1989 for the purpose of acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

5. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

6. Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See "Item 1 Description of Business."

7. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

8. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

9. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

10. Possible Reliance upon Unaudited Financial Statements. The Company generally will require audited financial statements from companies that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

Moreover, the Company will be subject to the reporting provisions of the Exchange Act and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Commission and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the 33 Act, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

11. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

12. Dependence upon Management; Limited Participation of Management. The Company currently has a single individual who is serving as its sole officer and director. The Company will be heavily dependent upon his skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the sole officer and director to devote his full time and attention to the business of the Company results in a delay in progress toward implementing its business plan. Furthermore, since one individual is serving as the sole officer and director of the Company, it will be entirely dependent upon his experience in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's sole officer and director.

13. Lack of Continuity in Management. The Company does not have an employment agreement with its sole officer and director, and as a result, there is no assurance that he will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officer and director of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

14. Dependence upon Outside Advisors. To supplement the business experience of its sole officer and director, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's president without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the president of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates if they are able to provide the required services.

15. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt service and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

16. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

17. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying any dividends in the foreseeable future.

18. Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders.

19. No Public Market Exists for Stock. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for loans.

20. Rule 144 Sales. A majority of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the 33 Act. As restricted shares, these shares may be resold only pursuant to an effective registration statement or the requirements of Rule 144 or other applicable exemptions from registration under the 33 Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of (a) 1.0% of a company's outstanding common stock or (b) the average weekly trading volume during the four calendar weeks prior to the sale. As a result of revisions to Rule 144 which became effective on or about April 29, 1997, there is no limit on the amount of restricted securities that may be sold by an affiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

The 7,750,129 shares of common stock currently owned by the majority shareholder of the Company, Halter Capital Corporation, are "restricted securities" and under certain circumstances may in the future be sold in compliance with Rule
144. The 7,750,129 common shares have been eligible for sale pursuant to Rule 144 since October 6, 1994.

21. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Agreements

The Company is not a party to any agreements other than an agreement between the Company and Securities Transfer Corporation that provides that Securities Transfer Corporation shall act as transfer agent for the Company.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

Liquidity and Capital Resources

The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of net cash proceeds in the amount of $5,518, from its inside capitalization funds. The Company's balance sheet as of June 30, 1997, reflects a zero current asset value.

The Company will carry out its plan of business as discussed above. See "Item 1 Description of Business." The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

From the date of incorporation in May 1989 to present the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Exchange Act. No revenues were received by the Company during this period.

For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

The Company has no capital. Certain operating and development expenses have been paid by Halter Capital Corporation, the Company's majority shareholder. It is anticipated that Halter Capital Corporation will continue to fund certain expenses of the Company, including the costs of compliance with the continuing reporting requirements of the Exchange Act. There is no assurance that these available funds will ultimately prove to be adequate to allow it to complete a business combination and, once a business combination is completed, the Company's needs for additional financing are likely to increase substantially. Although Halter Capital Corporation may, in its discretion, provide additional funds to the Company to pay certain expenses, there is no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services see "Certain Relationships and Transactions."

Item 3.  DESCRIPTION OF PROPERTY.

The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 16910 Dallas Parkway #100, Dallas, Texas 75248, which is the office address of its majority shareholder, Halter Capital Corporation. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (972) 248-1922.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information, with regard to the beneficial ownership of the stock of the Company by each person known to the Company to be the beneficial owner of 5% or more of its stock and the sole officer and director of the Company.


                          Name and Address of               Amount of Beneficial           Percent of
Title of Class            Beneficial Owner                       Ownership                    Class

                          Halter Capital Corporation
                          16910 Dallas Parkway, #100
Common                    Dallas, Texas  75248                  7,750,129 Shares              97%

                          Kevin B. Halter, Jr.
                          1804 Switzerland Avenue
Common                    Plano, Texas  75025                    6,735 Shares                 .001%


Item 5.  DIRECTORS, EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS.

The sole director and officer of the Company is:

         Name                         Age               Position

Kevin B. Halter, Jr.                  36                President and Director
                                                        Vice President
                                                        Secretary
                                                        Treasurer

Kevin B. Halter, Jr. has served as the president, vice president and treasurer of the Company since May 1, 1995. He has served as secretary of the Company since May 31, 1989.

No officer or director receives any remuneration and it is anticipated that none will be paid in the future. Also, no reimbursement will be made for any expenses incurred on behalf of the Company. Management does not receive any finder's fees or other compensation for locating a merger or acquisition partner.

Article 3.12 of the Company's bylaws provides that directors may be paid their expenses, if any, and may be paid a fixed sum for attendance of each board of directors meeting. The present directors have waived in writing any reimbursement of expenses or fees for attending meetings. Such waiver, however, is in no way binding upon their successors. The current officer and directors, by virtue of their stock ownership in the Company, will directly benefit in any future success the Company may enjoy.

Directors are generally elected at the annual meeting of stockholders and remain in office until their successors are chosen and qualified. The officer and director of the Company will spend less than all of their time on matters related to the Company, but they will spend such time as is necessary in order to carry out the business plan of the Company. It is anticipated that no current officer or director will remain in management after the sale of the Company.

The director named above will serve until the next annual meeting of the Company's stockholders. Directors are and will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the sole director and officer of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The sole director and officer of the Company will devote his time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which he will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

Kevin B. Halter, Jr. has acted as president of the Company since May 1, 1995 and as secretary since May 31, 1989. He has served and serves as vice president, secretary and director of Digital Communications Technology Corporation (listed on the American Stock Exchange) from January 1994 to present; as vice president and secretary of Halter Capital Corporation from 1987 to present; vice president secretary and director of Millennia, Inc. (listed on the American Stock
Exchange) from January 1994 to present; and president of Securities Transfer Corporation from 1987 to present.

Kevin B. Halter, Jr. was also the vice president and secretary of Halter Venture Capital. He has previous experience in implementing business plans of blind-pool companies by virtue of his prior interest in Halter Venture Capital. Halter Venture Capital was the original sole shareholder of the Company when the Company was organized in May 1989. In October 1992, Halter Venture Capital, a publicly-owned corporation (now known as Debbie Reynolds Hotel and Casino, Inc.), divested itself of 100% of its holding in the Company by distributing 100% of the issued and outstanding stock of the Company to its shareholders. Upon distribution by Halter Venture Capital, Halter Capital Corporation became the majority shareholder of the Company.

Kevin B. Halter, Jr. is the son of Kevin Halter, Sr. Kevin Halter, Sr. has served as Chairman of the Board and Chief Executive Officer of Halter Capital Corporation, a privately-held investment and consulting company, since 1987. Halter Capital Corporation is the majority shareholder of the Company. Kevin Halter, Sr. also beneficially owns .01% of the common stock of the Company.

Indemnification of Officers and Directors

The bylaws of the Company provide for the indemnification of officers, directors, agents and employees of the Company to the fullest extent permitted by the General Corporation Law of the state of Delaware ("Delaware Code"). Pursuant to section 145 of the Delaware Code, the Company generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Company has the power to purchase and maintain insurance for such persons. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The foregoing discussion of the Company's bylaws and of section 145 of the Delaware Code is not intended to be exhaustive and is qualified in its entirety by such bylaws and the Delaware Code.

Other Public Shell Activities

The sole director and officer of the Company has prior experience with off blank check/blind pool companies. Over the past several years, he has been involved in spinning off approximately 35 blank check/blind pool companies.

Conflicts of Interest

The sole officer and director of the Company will devote only a small portion of his time to the affairs of the Company, estimated to be no more than approximately 10 hours per month. There will be occasions when the time requirements of the Company's business conflict with the demands of his other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

The Company's president may elect, in the future, to form one or more additional shell companies with a business plan similar or identical to that of the Company. Any such additional shell companies would also be in direct competition with the Company for available business opportunities.

There is no procedure in place that would allow Mr. Halter to resolve potential conflicts in an arms-length fashion. Accordingly, he will be required to use his discretion to resolve them in a manner that he considers appropriate.

The Company's sole officer and director may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officer and director which is made as a condition to, or in connection with aproposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's sole officer and director to acquire his shares creates a potential conflict of interest for him in satisfying his fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to him, he would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than his own personal pecuniary benefit.

Item 6.  EXECUTIVE COMPENSATION.

Although there is no current plan, it is possible that the Company will adopt a plan to pay or accrue compensation to its sole officer and director for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

For information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such Common Stock, see "Risk Factors - Rule 144 Sales."

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its sole officer and director for services related to seeking business opportunities and completing a merger or acquisition transaction.

The Company maintains a mailing address at the office of its majority shareholder, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that the Company will establish and maintain an office after completion of a business combination.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  DESCRIPTION OF SECURITIES.

The Company's authorized capital consists of 50,000,000 common shares, par value $.00001 per share, and 10,000,000 preferred shares, par value $.00001 per share. None of the preferred stock is issued or outstanding.

Common Stock.

Each common share is fully paid and non-assessable, and is entitled to one vote at all meetings of shareholders. All common shares are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional common shares. The articles of incorporation of the Company prohibit cumulative voting in the election of directors. In the event of liquidation, dissolution or winding up of the Company, holders of the common shares will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities, presuming that no preferred shares have been issued, which might have a preference over common shareholders (see "Preferred Stock"). Although the Company has filed a Form 15c2-11 with NASD (the National Association of Securities Dealers) to have the Common Stock listed and traded on the OTC Bulletin Board the Common Stock is not currently listed. Further, there is no present market for the Company's stock, and there can be no assurance that a market for the common stock will develop or, if it develops, that it will continue.

Preferred shares.

None of the preferred stock of the Company is being registered under this Registration Statement. The articles of incorporation authorize issuance of up to 10,000,000 shares of $.00001 par value preferred stock. None of the preferred stock is issued or outstanding. The board of directors is authorized to divide the preferred stock into such series and to fix and determine the relative rights and preferences of the shares of any such series, as the board of directors designates. It is not contemplated that the Company will issue any shares of preferred stock in the foreseeable future. The Company was organized with this class of securities authorized, in order to provide flexibility for financing of Company activities in the future. Since no preferred stock has been issued, and the issuance of such stock is not contemplated, it is not possible to know of the preferred stock, if ever issued in the future, would have any preference over the common shareholders in the distribution of any assets in the event of liquidation. The Company is not registering the preferred stock of the Company under this registration statement.

Transfer Agent

The Company's transfer agent is Securities Transfer Corporation, P.O. Box 701629, Dallas, Texas 75370. The Company's shareholders will not be required to surrender or exchange their stock certificates in connection with the registration. No vote of the Company's shareholders is required or sought in connection with the registration.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as it is subject to those requirements.

PART II

Item 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

There is presently no public market for the shares and there can be no assurance that an active market will develop following registration. The prices at which the shares trade will be determined by the marketplace and could be subject to significant fluctuations in response to many factors, including, among others, variations in the Company's quarterly operating results, changing economic conditions in the industries in which the Company participates and changes in governmental regulations. In addition, the general stock market has in recent years experienced significant price fluctuations, often unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, may adversely affect the market price of the Company stock. Furthermore, given the relatively small market capitalization of the Company, the market for the shares may be subject to greater volatility than would be the case for a larger company.

No dividend has been declared or paid by the Company since inception. None is contemplated at any time in the foreseeable future. Its board of directors will determine the dividend policy of the Company. The future payment of dividends will depend on business decisions that will be made by the board of directors from time to time based on the results of operations and financial condition of the Company and such other business considerations as the board of directors considers relevant.

Item 2.  LEGAL PROCEEDINGS.

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES.

None.  There is presently no public market for the shares of the Company.

Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The bylaws of the Company provide for the indemnification of officers, directors, agents and employees of the Company to the fullest extent permitted by the General Corporation Law of the state of Delaware ("Delaware Code"). Pursuant to section 145 of the Delaware Code, the Company generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Company has the power to purchase and maintain insurance for such persons. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The foregoing discussion of the Company's bylaws and of section 145 of the Delaware Code is not intended to be exhaustive and is qualified in its entirety by such bylaws and the Delaware Code.






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



                          PACIFIC GREAT CHINA CO., LTD
                          (a development stage company)

                              FINANCIAL STATEMENTS


Report of Independent Certified Public Accountants

Board of Directors and StockholdersPacific Great China Co., Ltd.(formerly Professionalistics, Inc.)We have audited the accompanying balance sheets of Pacific Great China Co., Ltd. (formerly Professionalistics, Inc.) (a Delaware corporation and a development stage company) as of June 30, 1997, December 31, 1996 and 1995 and the related statements of operations, changes in stockholders' equity and cash flows for the six months ended June 30, 1997 and each of the years ended December 31, 1996 and 1995, respectively, and for the period May 31, 1989 (date of inception) through June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis. evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects. the financial position of Pacific Great China Co., Ltd. (formerly Professionalistics, Inc.) (a development stage company) as of June 30,1997, December 31,1996 and 1995, and the results of its operations and its cash flows for the six months ended June 30,1997 and for each of the years ended December 31,1996 and 1995, respectively, and for the period May 31, 1989 (date of inception) through June 30, 1997, in conformity with generally accepted accounting principles.

/s/ S. W. HATFIELD + ASSOCIATES
Dallas, Texas
July 1. 1997

                                 BALANCE SHEETS
                   December 31, 1996, 1995, and June 30, 1997



                                                 1996        1995       June 30,
                                                                         1997

ASSETS                                          $    --     $    --     $   --
                                                =======     =======     =======

LIABILITIES                                          --          --         --
                                                -------     -------     -------

STOCKHOLDERS' EQUITY
  Preferred stock - $.00001 par value
    10,000,000 shares authorized
    none issued and outstanding
  Common stock - $.00001 par value
    50,000,000 shares authorized
    7,999,807 shares issued and
    outstanding, respectively                        80          80        80
  Contributed capital                             5,438       5,438     5,438
  Deficit accumulated during the
     development stage                           (5,518)     (5,518)   (5,518)
                                                -------     -------   -------
          Total stockholders' equity                 --          --        --

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                          $    --     $    --    $   --
                                                =======     =======    =======






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F-2



                            STATEMENTS OF OPERATIONS
                         Six months ended June 30, 1997
                     years ended December 31, 1996 and 1995
    and the period May 31, 1989 (date of incorporation) through June 30, 1997


                                                                                                       Period
                                                                                                       from
                                                        Six months       Year ended      Year          5/31/89
                                                        ended            12/31/96        ended         through
                                                        6/30/97                          12/31/95      6/30/97

REVENUES                                               $     -           $    -         $     -      $      -
                                                       -------          --------        --------     --------

EXPENSES
     Rent and management fees                                -                -                -         4,000
     Other expenses                                          -                -                -         1,433
     Amortization of organization costs                      -                -                -            85
                                                      --------          --------        --------      --------

          Total expenses                                     -                -                -     $   5,518
                                                      --------          --------        --------      --------

NET LOSS                                              $      -          $     -         $     -      $ (5,518)
                                                      ========          ========        ========     ========

    Net loss per weighted-average share of
     common stock outstanding                              nil               nil            nil           nil
                                                      ========          ========        ========     ========
     Weighted-average number of shares of
     common stock outstanding                        7,999,807         7,999,807       7,999,807    7,999,807
                                                     =========         =========       =========    =========






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F-3



                  STATEMENT IN CHANGES IN STOCKHOLDERS' EQUITY
               For the period May 31, 1989 (date of incorporation)
                              through June 30, 1997


                                                                                              Deficit ac-
                                                                                              cumulated
                                                                                Contributed   during the
                                                                                Capital       develop-
                                                     Common Stock                             ment stage
                                                                                                              Total
                                                   Shares          Amount
                                               ---------------------------      ------------  ----------    ----------
Issuance of stock at formation                 16,000,000       $      160      $        -    $        -    $      160

Capital contributed to support development              -                -           1,460             -         1,460

Net loss for the period                                 -                -           -            (1,545)       (1,545)
                                               ----------       ----------      ----------     ----------   ----------

Balances at December 31, 1989                  16,000,000             160            1,460         (1,545)          75
                                                                                               ----------
Capital contributed to support development              -               -            1,700              -        1,700

Net loss for the year                                   -               -                -         (1,717)      (1,717)
                                               ----------      ----------       ----------     ----------   ----------

Balances at December 31, 1990                  16,000,000             160            3,160         (3,262)          58

Capital contributed to support development              -               -            1,298              -        1,298

Net loss for the year                                   -               -                -         (1,315)      (1,315)
                                               ----------      ----------       ----------     ----------   ----------

Balances at December 31, 1991                  16,000,000             160            4,458         (4,577)          41

Capital contributed to support development              -               -              900              -          900

Net loss for the year                                   -               -                -           (941)        (941)
                                               ----------      ----------       ----------     ----------   ----------


Balances at December 31, 1992                  16,000,000             160            5,358         (5,518)           -


Net loss for the year                                   -               -                -              -            -
                                               ----------      ----------       ----------     ----------   ----------

Balances at December 31, 1993                  16,000,000             160            5,358         (5,518)           -

Net loss for the year                                   -               -                -              -            -
                                               ----------      ----------       ----------     ----------   ----------

Balances at December 31, 1994                  16,000,000             160            5,358         (5,518)           -

Net loss for the year                                   -               -                -              -            -
                                               ----------      ----------       ----------     ----------   ----------


Balances at December 31, 1995                  16,000,000             160            5,358         (5,518)           -





Effect of one for two reverse stock split,
including rounding                             (8,000,193)           (80)              80                -           -


Net loss for the year                                   -              -                -                -           -

Balances at December 31, 1996                    7,999,807           (80)            5,438           (5,518)         -

Net loss for the year                                    -             -                 -                -

Balances at June 30, 1997                        7,999,807      $     80         $   5,438           (5,518)         -
                                               ===========      ===========     ===========      ===========    ======


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F-5




                            STATEMENTS OF CASH FLOWS
                         Six months ended June 30, 1997,
                     years ended December 31, 1996 and 1995
    and the period May 31, 1989 (date of incorporation) through June 30, 1997


                                               Six months       Year ended       Year ended     Period from 5/31/89
                                             ended 6/30/97       12/31/96         12/31/95        through 6/30/97

CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss for the period
     Adjustments to reconcile net loss to   $            -    $            -   $            -     $       (5,518)
          net cash provided by operating
          activities
           Payment of organization costs                 -                 -                -                (85)
           Amortization of organization
             costs                                       -                 -                -                 85
                                            --------------     --------------  --------------     --------------

Net cash used in operating activities                    -                 -                -             (5,518)

CASH FLOWS FROM FINANCING
ACTIVITIES                                               -                 -                -                  -
                                            --------------     --------------  --------------     --------------

   Issuance of common stock                              -                 -                -                160
   Capital contributed to support
      development                                        -                 -                -              5,358
                                            --------------     --------------  --------------     --------------
Net cash used in financing activities                    -                 -                -              5,518
                                            --------------     --------------  --------------     --------------

INCREASE IN CASH
     Cash at beginning of period                         -                  -               -                  -
                                            --------------     --------------  --------------     --------------

     Cash at end of period                  $            -     $            -               -                  -
                                            ==============     ==============  ==============     ==============

SUPPLEMENTAL DISCLOSURE
OF INTEREST AND INCOME
TAXES PAID
  Interest paid for the period              $            -    $            -   $            -    $            -
                                            ==============    ==============   ==============    ==============

  Income taxes paid for the period          $=============    $=============   $=============    $=============



Independent Accountants' Notes to Financial Statements

Note A - Organization and Description of Business

Pacific Great China Co., Ltd. (formerly Professionalistics, Inc.) (the "Company") was incorporated on May 31, 1989, under the laws of the state of Delaware, as a wholly-owned subsidiary Halter Venture Capital ("HVC") now known as Debbie Reynolds Hotel and Casino, Inc., a publicly-owned corporation. The Company changed its name to Pacific Great China Co.,

Ltd., on May 8, 1996 as a result of an action by the Company's board of directors in anticipation of a business acquisition or merger transaction. Subsequently, during 1996, the anticipated business acquisition or merger transaction was canceled.

The Company has had no substantial operations or substantial assets since inception. The business purpose of the Company is to seek out and obtain a merger, acquisition or outright sale transaction whereby the Company's stockholders will benefit.

In October 1992, HVC divested itself of 100% of its holdings in the Company by distributing 100% of the issued and outstanding stock of the Company to HVC stockholders. The then majority stockholder of HVC became the majority stockholder of the Company. This stockholder has continued to maintain the corporate status of the Company and provides all nominal working capital support on the Company's behalf. Because of the Company's lack of operating assets, its continuance is fully dependent upon the majority stockholder's continuing support. The majority stockholder intends to continue the funding of nominal necessary expenses to sustain the corporate entity.

The Company is considered in the development stage and, as such, has generated no significant operating revenues and has incurred cumulative operating losses of approximately $5,500.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note B - Summary of Significant Accounting Policies

1. Cash and cash equivalents. The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2. Organization costs. Organization costs were amortized using the straight-line basis.

3. Income taxes. For the period May 31, 1989 (date of inception) through December 31, 1990, the Company was included in the consolidated income tax return of HVC. For the years ended December 31, 1992 and 1991, respectively, the Company (and its parent, HVC) were included in the consolidated income tax return of the Company's majority stockholder. As of December 31, 1993, the Company began filing its own separate federal income tax return. The Company has no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods.

4. Loss per share. Loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock and common stock equivalents, if any, outstanding during the year/period.

Note B - Related Party Transactions

For the period May 31, 1989 (date of inception) through September 30, 1992, HVC provided office space and management services to the Company for a fee of $100 per month. Total expenses under this arrangement aggregated $4,000 for the total period and $900 for the year ended December 31, 1992.

Note C - Equity Transactions

On May 8, 1996, the sole member of the Board of Directors approved a one for two reverse stock split of the Company's common stock. All amounts presented in the accompanying financial statements reflect the effect of the reverse split, including the effect of funding, since inception.

On May 23, 1996, the Company issued approximately 1,585,875 shares of restricted, unregistered common stock to a group of consultants pursuant to a stock subscription agreement. The agreement was anticipated to be satisfied with either consulting services related to a then-pending transaction or cash. Subsequently, during 1996, the then-pending business combination or merger transaction was canceled and, accordingly, the shares issued under the subscription agreement were returned and canceled by the Company.






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F-8

                          PACIFIC GREAT CHINA CO., LTD
                          (a development stage company)

PART III

INDEX TO FINANCIAL STATEMENTS
                                                                           Page

Report of independent
certified public accountant                                                F-1
Audited financial statements
Balance sheets                                                             F-2
Statements of operations                                                   F-3
Statement in changes in stockholders' equity                               F-4
Statement of cash flows                                                    F-6
Independent accountants' notes to financial statements                     F-6

INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.


Exhibit No.               Document

EX-3.(i)                  Certificate of Incorporation and
                          Certificate of Amendment of
                          Certificate of Incorporation
EX-3.(ii)                 Bylaws


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


PACIFIC GREAT CHINA CO., LTD.

/s/ Kevin B. Halter, Jr.
--------------------------------------------
Kevin B. Halter, Jr., President and Director
(Principal Executive Officer)
Date: November 4, 1997

                                    EX-3.(i)
                          CERTIFICATE OF INCORPORATION
                          AND CERTIFICATE OF AMENDMENT
                          OF CERTIFICATE OF INCORORATION

                          CERTIFICATE OF INCORPORATION
                           (Articles of Incorporation)

                            PROFFESSIONALISTICS, INC.

I, the undersigned natural person of the age of eighteen (18) years or more, acting as Incorporator of a corporation under the General Corporation Law of Delaware, do hereby adopt the following Articles of Incorporation for such Corporation

                                    ARTICLE I
                                      NAME

The name of the Corporation is PROFESSIONALISTICS INC.

                                   ARTICLE II
                     REGISTERED OFFICE AND REGISTERED AGENT

The address of the Corporation's registered office in the State of Delaware is The Company Corporation, 725 Market Street, in the City of Wilmington, and County of New Castle. The name of its registered agent at such address is The Company Corporation.

                                   ARTICLE III
                                    PURPOSES

The purposes of which the Corporation is organized are:

     A. To purchase, receive by way of gift, subscribe for, invest in, and in all other ways acquire, import, lease, possess, maintain, handle on consignment, own, hold for investment or otherwise, use, enjoy, exercise, operate, manage, conduct, perform, make, borrow, contract in respect of, trade and deal in, sell, exchange, let, lend, export, mortgage, pledge, deed in trust, hypothecate, encumber, transfer, assign and in all other ways dispose of, design, develop, invent, improve, equip, repair, alter, fabricate, assemble, build, construct, operate, manufacture, plant, cultivate, produce, market and in all other ways (whether like or unlike any of the foregoing), deal in and with property of every kind and character, real, personal, or mixed, tangible or intangible, wherever situated and however held, including, but not limited to, money, credits, choses in action, securities, stocks, bonds, warrants, script, certificates, debentures, mortgages, notes, commercial paper, and other obligations and evidences of indebtedness of any government or subdivision or agency thereof, documents of title and accompanying rights, and every other kind and character of personal property, real property (improved and unimproved), and the products and avails thereof, and every character of interest therein and appurtenance thereto, including, but not limited to, mineral, oil, gas and water rights, all or any part of any going business and its incidents, franchises, subsidies, characters, concessions, grants, rights, powers, or privileges,


EX-3.(i) - 1
granted or conferred by any government or subdivision or agency thereof, and any interest in or part of any of the foregoing and to exercise in respect thereof all of the rights, powers, privileges, and immunities of individual owners or holders thereof

     B. To establish, maintain, and conduct any sales, service or merchandising business in all its aspects for the purpose of selling, purchasing, licensing, renting, leasing, operating, franchising, and otherwise dealing with personal services, instruments, machines, appliances, inventions, trademarks, tradenames, patents, privileges, processes, improvements, copyright and personal property of all kinds and descriptions.

     C. To serve as manager, consultant, representative, agent or advisor for other persons, associations, corporations, partnerships and firms.

     D. To purchase, take, receive, lease or otherwise acquire, own, hold, use, improve, and otherwise deal in and with, sell, convey, mortgage, pledge, lease, exchange, transfer and otherwise dispose of liens, real estate, real property, chattels real and estates, interests, and rights and equities of all kinds of lands; and to engage in the business of managing, supervising and operating real property, buildings and structures to negotiate and consummate for itself or for others leases with respect to such properties, to enter into contracts and arrangements either as principal or as agent for the maintenance, repair and any improvement of any property managed, supervised, or operated by the Corporation; to engage in and conduct or authorize, license and permit others to engage in and conduct any business or activity incident, necessary, advisable or advantageous to the ownership of property, buildings, and the structures, managed, supervised or operated by the Corporation.

     E. To enter into or become an associate, member, shareholder, or partner in any firm, association, partnership (whether limited, general or otherwise), company, joint stock company, syndicate or corporation, domestic or foreign, formed or to be formed to accomplish any lawful purpose, and to allow or cause the title to any estate, right or interest in any property (whether real, personal or mixed), owned, acquired, controlled, or operated by or in which the Corporation has an interest, to remain or be vested or registered in the name of or operated by any firm, association, partnership (whether limited, general or otherwise), company, joint stock company, syndicate, or corporation, domestic or foreign, formed to accomplish any of the purposes enumerated herein.

     F. To acquire the goodwill, rights, assets and property, and to undertake or assume the whole, or any part of, the obligations for liabilities of any person, firm, association or corporation.

     G. To hire and employ agents, servants, and employees, to enter into agreements of employment and collective bargaining agreements, and to act as agent, contractor, factor, or otherwise, either alone or in company with others.

EX-3.(i) - 2

     H. To promote or aid in any manner, financially or otherwise, any person, firm, association, or corporation, including its employees, officers and directors if such aid reasonably may be expected to benefit, directly or indirectly, the Corporation.

     I. To let concessions to others to do any of the things that this Corporation is empowered to do, and to enter into, make, perform, and carry out, contracts and arrangements of every kind and character with any person, firm, association, or corporation, or any government or authority or subdivision or agency thereof.

     J. To carry on any business whatsoever that this Corporation may deem proper or convenient in connection with any of the foregoing purposes or otherwise, or that it may deem calculated, directly or indirectly, to improve the interest of this Corporation, and to have and to exercise all powers conferred by the laws of the State of Delaware on corporations formed under the laws pursuant to which and under which this Corporation is formed, as such laws are now in effect or may at any time hereafter be amended, and to do any and all things hereinabove set forth to the same extent and as fully as natural persons might or could do, either along or in connection with other persons, firms, associations, or corporations, and in any Dart of the world.

     K. To transact any business and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware, as amended, or which may be authorized in the future by amendment thereto.

     L. The foregoing statement of purposes shall be construed as a statement of both purposes and powers, shall be liberally construed in aid of the powers of this Corporation, and the powers and purposes stated in each clause shall not, except where otherwise stated, be limited or restricted by any term or provision of any other clause, and shall be regarded not only as independent purposes, but the purposes and powers stated shall be construed distributively as each object expressed, and the enumeration as to specific powers shall not be construed as to limit in any manner the aforesaid general powers, but are in furtherance of, and in addition to and not in limitation of said general powers.

                                   ARTICLE IV
                                 SHARES OF STOCK

The total number of shares of stock which the Corporation shall have authority to issue is Fifty Million (50,000,000) shares of Common Stock, and Ten Million (10,000,000) shares of Preferred Stock. The par value of each of such shares is ($0.00001) amounting in the aggregate to Six Hundred Dollars ($600).

                                    ARTICLE V
                                  INCORPORATOR

The name and mailing address of the Incorporator of the Corporation is as follows:


EX-3.(i) - 3

Kevin B. Halter, Jr. - 7441 Marvin D. Love Freeway, Suite 2000, Dallas, Texas 75237

                                   ARTICLE VI
                                    DIRECTORS

The name and mailing address of each person who is to serve as a director of the
Corporation   until  the  first  annual  meeting  of  the  shareholders  of  the
Corporation or until their successor is elected and qualified is as follows:

Kevin B. Halter, Jr. - 7441 Marvin D. Love Freeway, Suite 2000, Dallas, Texas 75237

                                   ARTICLE VII
                                    DURATION

The period of duration of the Corporation is perpetual.

                                  ARTICLE VIII
                              ELECTION OF DIRECTORS

Elections of directors of the Corporation need not be by written ballot unless the By-Laws of the Corporation shall so provide.

                                   ARTICLE IX
                             MEETINGS OF SHAREHOLDER

Meetings of shareholders of the Corporation may be held within or without the State of Delaware, as the By-Laws of the Corporation may provide.

                                    ARTICLE X
                                   AMENDMENTS

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the Delaware statutes, and all nights conferred upon shareholders herein are granted subject to this reservation

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 30th day of May, 1989.

/s/  Kevin B. Halter. Jr




EX-3.(i) - 4

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION


     Professionalistics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:


     FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

     RESOLVED, that the Certificate of Incorporation of Professionalistics, Inc be amended by changing the name of the Corporation, Article I Article thereof so that, as amended, said Article shall be and read as follows:

     "The name of the Corporation is Pacific Great China Co., Ltd."

     SECOND: That in lieu of a meeting and vote of stockholders, the Board of Directors have given written consent to said amendment in accordance with the provisions of Section 141 of the General Corporation Law of the State of Delaware.

     THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 141 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Professionalistics, Inc. has caused this certificate to be signed by Kevin B. Halter, Jr., its Secretary, this 17th day of May, 1996.

/S/  Kevin B. Halter, Jr.
     Secretary




EX-3.(i) - 5

                                    EX-3.(ii)

                                     BYLAWS

                                     BYLAWS

ARTICLE I.
GENERAL

1.1 GENERAL OFFICES. Unless otherwise determined by resolution of the Board of Directors, the principal, office of the Corporation shall be located in the City of Dallas, County of Dallas, State of Texas. The Corporation may have such other offices, either within or without the State of Texas, as the Board of Directors may determine or as the affairs of the Corporation may require from time to time.

1.2 REGISTERED OFFICE. The Corporation shall have and continuously maintain in the state of Delaware a registered office which may be, but need not be, the same as the principal office in the State of Texas. The address of the registered office may be changed from time to time by the Board of Directors. The present registered office of the Corporation is 725 Market Street, Wilmington, Delaware.

1.3 REGISTERED AGENT. The Corporation shall have and continuously maintain in the State of Delaware, a registered agent, which agent may be either an individual resident of the State of Delaware whose business office is identical with the Corporation's registered office, or a domestic corporation, or a foreign corporation authorized to transact business in the State of Delaware which has a business office identical with the Corporation's registered office. The registered agent may be changed from time to time by the Board of Directors. The present registered agent of the Corporation is The Company Corporation.

ARTICLE II.
SHAREHOLDERS

2.1 ANNUAL SHAREHOLDERS' MEETINGS. An annual meeting of the Shareholders shall be held each year on a day and hour to be selected by the President of the Board of Directors within six months after the end of the Corporation's fiscal year, for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. The annual meeting shall not be held on a date declared a legal holiday by the State of Delaware. If the election of the Directors shall not be held on the date selected for any annual meeting of Shareholders, or at any adjournment therefore, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as conveniently may be held.

2.2 SPECIAL MEETING. Special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by statute or these Bylaws, may be called by the President, the Board of Directors, or the holders of not less than one tenth of all outstanding shares of the Corporation entitled to vote at the meeting. Business translated at a special meeting shall be limited to the purposes stated in the notice of the meeting.


EX-3.(ii) - 1

2.3 PLACE OF MEETING. The Board of Directors or the President may designate any place, either within or without the State of Delaware, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting of Shareholders. A waiver of notice signed by all Shareholders entitled to vote at a meeting may designate any place, either within or without the State of Delaware, unless otherwise prescribed by statute, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the Corporation in the State of Delaware.

2.4 NOTICE OF MEETING. Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than fifty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or person calling the meeting, to each Shareholder of record entitled to vote at such meeting If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail addressed to the Shareholder at this address as it appears on the stock transfer book of the Corporation, with postage thereon prepaid. 2.5 ACTION WITHOUT MEETING. Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

2.6 CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE. For the purpose of determining Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of Shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty (50) days. If the stock transfer books shall be closed for the purpose of determining Shareholders entitled to notice of or to vote at a meeting of Shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for such determination of Shareholders, such date in any case to be not more than fifty
(50) days and, in case of a meeting of Shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of Shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders, or Shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination

EX-3.(ii) - 2
of Shareholders. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of stock transfer books and the stated period of closing has expired.

2.7 VOTING LISTS.

A. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten (10) days before each meeting of shareholders, a complete list of the Shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the Corporation or the principal office of the Corporation, if it be other than the registered office, and shall be subject to inspection by any Shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Shareholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders.

B. Failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

C. An officer or agent having charge of the stock transfer books who shall fail to prepare the list of Shareholders or keep the same on file for a period of ten
(10) days, or produce and keep it open for inspection at the meeting, as provided in this Section, shall be liable to any Shareholder suffering damage on account of such failure, to the extent of such damage. In the event that such officer or agent does not receive notice of a meeting of Shareholders sufficiently in advance of the date of such meeting reasonable to enable him or her to comply with the duties prescribed by this Section, the Corporation, but not such officer or agent, shall be liable to any Shareholder suffering damage on account of such failure, to the extent of such damage.

2.8 QUORUM OF SHAREHOLDERS. The holders of a majority of the shares of the Corporation entitled to vote, represented or by proxy, shall constitute a quorum at a meeting of Shareholders. The vote of the holders of a majority of the shares entitled to vote, and thus represented at a meeting at which a quorum is present, shall be the act of the Shareholders' meeting, unless the vote of a greater number is required by law.

2.9 VOTING OF SHARES.

A. Each outstanding share, regardless of class, shall be entitled to one vote on such matter submitted to a vote of a meeting of Shareholders, except to the extent that the Articles of Incorporation provide for more or less than one vote per share




EX-3.(ii) - 3
or limit or deny voting rights to the holders of the shares of any class of series, and except as otherwise provided by the General Corporation Law of Delaware Business Corporation Act.

B. Treasury shares, shares of this Corporation's stock owned by another corporation, the majority of the voting stock of which is owned or controlled by this Corporation, and shares of this Corporation's stock held by this Corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

C. A Shareholder may vote either in person or by proxy executed in writing by the Shareholder or by the Shareholder's duly authorized attorney in fact. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless expressly provided therein to be irrevocable and unless otherwise made irrevocable by law.

D. At each election for Directors every Shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by the Shareholder for as many persons as there are Directors to be elected and for whose election the Shareholder has a right to vote. (For cumulative voting see Section 2.13 below.)

E. Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent, or proxy as the Bylaws of such corporation may authorize or, in the absence of such authorization, as the Board of Directors of such corporation may determine; provided, however, that when any foreign corporation without a permit to do business in this State lawfully owns or may lawfully own or acquire stock in the Corporation, it shall not be lawful for such foreign corporation to vote said stock and participate in the management and control of the business and affairs of the Corporation, as other Shareholders, subject to all laws, rules and regulations governing Delaware corporations and especially subject to the provisions of the antitrust laws of the State of Delaware.

F. Shares held by an administrator, executor, guardian, or conservator may be voted by him or her so long as such shares forming a part of the estate being served by him or her, either in person or by proxy, without a transfer of such shares into his or her name. Shares standing in the name of a trustee may be voted by that trustee, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name as trustee.

G. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in a appropriate order of the court by which such receiver was appointed.

H. A Shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into his name of the pledged, and thereafter, the pledgee shall be entitled to vote the shares so transferred.


EX-3.(ii) - 4

2.10 METHOD OF VOTING. Voting on any question or in any election may be by voice or show of hands unless the presiding officer shall order, or any Shareholder shall demand, that voting be by written ballot.

2.11 RULES OF PROCEDURE. To the extent applicable, Robert's Rule of Order may govern the conduct and procedure at all Shareholders' meetings.2.12 TELEPHONE MEETINGS. Subject to the provisions required or permitted by the General Corporation Law of Delaware for Notice of Meetings, unless otherwise restricted by the Articles of Incorporation or these Bylaws, Shareholders may participate in and hold a meeting of Shareholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.13 CUMULATIVE VOTING. Cumulative voting is expressly prohibited by the Articles of Incorporation.

2.14 PRE-EMPT1VE RIGHTS. No holder of any stock of the Corporation shall be entitled as a matter of right to purchase or subscribe for any part of any stock of the Corporation authorized by the Articles of Incorporation or of any additional stock of any class to be issued by reason of any increase of the authorized stock of the Corporation, or of any bonds, certificates or indebtedness, debentures, warrants, options or other securities convertible into any class of stock of the Corporation, but any stock authorized by the Articles of Incorporation or any such additional authorized issue of any stock or securities convertible into any stock may be issued and disposed of by the Board of Directors to such persons, firms, corporations or associations for such consideration and upon such terms and in such manner as the Board of Directors may in its discretion determine without offering any thereof on the same terms or on any terms to the Shareholder then of record of to any class of Shareholders, provided only that such issuance may not be inconsistent with any provision of law or with any of the provisions of the Articles of Incorporation.

ARTICLE III.
DIRECTORS

3.1 MANAGEMENT. The business and affairs of the Corporation shall be managed by its Board of Directors. Directors need not be residents of Delaware of Shareholders of the Corporation in order to qualify as a Director.

3.2 NUMBER. The number of directors of the Corporation shall consist of from one to nine members as shall be elected by the Shareholders from time to time. The number of Directors



EX-3.(ii) - 5
may be increased or decreased from time to time by amendment to this section of the Bylaws, but no decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director

3.3 ELECTION. At the first annual meeting of Shareholders and at each annual meeting thereafter, the Shareholders shall elect Directors to hold office until the next succeeding annual meeting.

3.4 TERM OF OFFICE. Unless removed in accordance with these Bylaws each Director shall hold office for the term of which the Director is elected and until the Director's successor shall have been elected and qualified.

3.5 REMOVAL. The entire Board of Directors or any Director may be removed from office either with or without cause at any special meeting of Shareholders by the affirmative vote of a majority in number of shares of the shareholders present in person or by proxy at such meeting and entitled to vote for the election of such Director or Directors if notice of intention to act upon the question of removing such Director shall have been stated as one of the purposes for the calling of such meeting and such meeting shall have been called in accordance with these Bylaws.

3.6 VACANCY.

A. Any vacancy occurring in the Board of Directors may be filled in accordance with paragraph C of this section or may be filled by the affirmative vote of a majority of the remaining Directors, though less than a quorum of the Board of Directors. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

B. A Directorship to be filled by reason of an increase in the number of Directors may be filled in accordance with paragraph C of this section or may be filled by the Board of Directors for a term of office continuing only until the next election of one or more Directors by the Shareholders; provided that the Board of Directors may not fill more than two such Directorship during the period between any two successive annual meetings of Shareholder

C. Any vacancy occurring in the Board of Directors or any Directorship to be filled by reason of an increase in the number of Directors may be filled by election at an annual or special meeting of Shareholders called for that purpose.

3.7 QUORUM. A majority of the number of Directors fixed by these Bylaws shall constitute a quorum for the transaction of business unless a greater number is required by law or these Bylaws. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless a greater number is required by law or these Bylaws.



EX-3.(ii) - 6

3.8 ANNUAL DIRECTORS' MEETINGS. Immediately after the annual meeting of the Shareholders and at the place such meeting of the Shareholders has been held, the Board of Directors shall meet each year for the purpose of election of officers and consideration of any other business that may properly be brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for this annual meeting shall be necessary.

3.9 REGULAR MEETINGS. The Board of Directors may provide by resolution the time and place, either within or without the State of Delaware, for the holding of regular meetings without other notice that such resolution.

3.10 SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by the President or shall be called at the request of any two members of the Board of Directors and shall be held upon notice by letter, telegram, or fax, delivered for transmission not later than during the third day immediately preceding the day for the meeting, or by word of mouth, telephone, or radiophone received not later than during the second day immediately preceding the day for the meeting. Notice of any special meeting of the Board of Directors may be waived before or after the time of the meeting. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them.

3.11 NO STATEMENT OF PURPOSE OF MEETING REQUIRED. Neither the business proposed to be transacted, nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting

3.12 COMPENSATION. By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at such meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.

3.13 ATTENDANCE AND PRESUMPTION OF ASSENT. Attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A Director who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless that Director's dissent shall be entered in the minutes of the meeting or unless that Director shall file a written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.


EX-3.(ii) - 7

3.14 EXECUTIVE AND OTHER COMMITTEES. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in such resolution or in these Bylaws, shall have and may exercise all of the authority of the Board of Directors, except that no such committee shall have the authority of the Board of Directors in reference to amending the Articles of Incorporation of the Corporation, approving a plan of merger or consolidation, recommending to the Shareholders the sale, lease, or exchange of all or substantially all of the property and assets of the Corporation other than in the usual and regular course of the Corporation's business, recommending to the Shareholders a voluntary dissolution of the Corporation or a revocation thereof, amending, altering, or repealing these Bylaws or adopting new Bylaws, filling vacancies in the Board of Directors of any such committee, filling any Directorship to be filled by reason of an increase in the number of Directors, electing or removing officers or members of any such committee, fixing the compensation of any member of such committee, or altering or repealing any resolution of the Board of Directors which by its terms provides that it shall not be so amendable or repealable; and, unless such resolution or these Bylaws expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of shares of the Corporation. The designation of such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

3.15 REMOVAL OF COMMITTEE MEMBERS. Any member of a committee elected by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of a member of a committee shall not itself create contract rights.

3.16 WAIVER BY UNANIMOUS CONSENT IN WRITING. Any action required or permitted to be taken at a meeting of the Board of Directors, any Executive Committee or any other committee of the Board of Directors may be taken without a meeting if a consent in writing, setting forth the action so taken is signed by all of the Board of Directors, any Executive Committee or any other committee of the Board of Directors as the case may be, and then delivered to the Secretary of the Corporation for inclusion in the Minute Book of the Corporation. Such consent shall have the same force and effect as a unanimous vote at a meeting, and may be stated as such in any document or instrument filed with the Secretary of State.

3.17 TELEPHONE MEETING. Subject to the provisions required or permitted by the General Corporation Law of Delaware for Notice of Meetings, unless otherwise restricted by the Articles of Incorporation, members of the Board of Directors, or members of any committee designated by the Board of Directors, may participate in and hold a meeting of the Board of Directors, or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such


EX-3.(ii) - 8
meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE IV.OFFICERS4.1 NUMBER. The principal officers of the Corporation shall consist of a President, one or more Vice President (the number thereof to be determined by the Board of Directors), a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors. Any two (2) or more offices may be held by the same person. No officer need be a Shareholder, a Director. or a resident of Delaware

4.2 ELECTION AND TERM OF OFFICE. The officers of the Corporation shall be elected by the Board of Directors at its annual meeting or as soon thereafter as conveniently possible. New or vacated offices may be filled at any meeting of the Board of Directors. The subordinate officers and agents not elected or appointed by the Board of Directors shall be appointed by the President or any other principal officer to whom the President shall delegate the authority. Each officer shall hold office until that officer's successor shall have been fully elected and shall have qualified or until that officer's death or until that office shall resign or shall have been removed in the manner hereinafter provided. Election or appointment of an officer or agent shall not of itself create contract rights.

4.3 REMOVAL. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

4.4 VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term as herein provided.

4.5 AUTHORITY. Officers and agents shall have such authority and perform such duties in the management of the Corporation as are provided in these Bylaws or as may be determined by resolution of the Board of Directors not inconsistent with these Bylaws.

4.6 PRESIDENT. The President shall be the principal executive officer of the Corporation and shall have general and active management of the business and affairs of the Corporation. The President shall preside at all meetings of the Shareholders and of the Board of Directors, and may sign, with the Secretary or an Assistant Secretary, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has


EX-3.(ii) - 9
authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed. The President shall see that all orders and resolutions of the Board of Directors are carried into effect, and shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.7 VICE PRESIDENT. In the absence of the President or in the event of the President's death, inability or refusal to act, the Vice President, or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors or in the absence of any designation then in the order of their election, shall perform all the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned by the President or by the Board of Directors.

4.8 SECRETARY. The Secretary shall keep the minutes of the Shareholders' and Board of Directors' meetings in one or more books provided for that purpose; see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all certificates for shares prior to the issue thereof and to the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of the Bylaws; keep a register of the post office address of each Shareholder which shall be furnished to the Secretary by such Shareholder; sign with the President certificates for shares of the Corporation, the issue of which shall have been authorized by resolution of the Board of Directors; have general charge of the stock transfer books of the Corporation; and in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned by the President or by the Board of Directors.

4.9 TREASURER. The Treasurer shall be the principal financial officer of the Corporation and shall have charge and custody and be responsible for all funds and securities of the Corporation; receive and give receipts for monies due and payable to the Corporation from any source whatsoever, and deposit all such monies in the name of the Corporation in such banks, trust companies or other depositories as shall be selected by the Board Of Directors; render to the President and the Board of Directors, whenever the same shall be required, an account of all transactions as Treasurer and of the financial condition of the Corporation; if required so to do by the Board of Directors for the faithful condition of the Corporation; if required so to do by the Board of Directors for the faithful performance of the duties of this office and for the restoration to the Corporation, in case of the Treasurer's death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in the Treasurer's possession or under his or her control belonging to the Corporation; and in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned by the President or by the Board of Directors.



EX-3.(ii) - 10

4.10 ASSISTANT TREASURER AND ASSISTANT SECRETARY. The Assistant Treasurer shall, if required by the Board of Directors, give bond for the faithful discharge of his or her duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretary as "hereunto authorized by the Board of Directors may sign with the President certificates for shares of the Corporation, the issue of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurer and Assistant Secretary, in general, shall perform such duties as shall be assigned to them by the Treasurer or the Secretary, respectively, or by the President or the Board of Directors.

4.11 SALARIES. The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that the officer is also a Director of the Corporation.

ARTICLE V.
CONTRACTS, LOANS CHECKS AND DEPOSITS

5.1 CONTRACTS, DEEDS, MORTGAGES, ETC. Subject always to the specific direction of the Board of Directors, all deeds and mortgages made by the Corporation and all other written contracts and agreements to which the Corporation shall be a party shall be executed in its name by the President or Vice President (or one of the Vice Presidents if there are more than one), and when requested, the Secretary shall attest to such signatures and affix the corporate seal to the instrument.

5.2 LOANS. No indebtedness, other than for office furniture and equipment which does not exceed $10,000.00 in amount, shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

5.3 CHECKS, DRAFT, ETC. All checks, drafts, notes, bonds, bills of exchange, other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined or other depositories as the Board of Directors may select.

5.4 DEPOSITS. All funds of the Corporation not otherwise employed, shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VI.CERTIFICATES FOR SHARES AND THEIR TRANSFER6.1 CERTIFICATES FOR SHARES. The Corporation shall deliver certificates representing all shares to which Shareholders are entitled in such form as may be determined by the Board of Directors. Each certificate representing shares shall state upon the face thereof that the Corporation is organized under the laws of the State of Delaware; the name of the person to whom it is issued; the number and class of shares


EX-3.(ii) - 11
and the designation of the series, if any, which such certificate represents; the par value of each represented by such certificate, or a statement by law. Such certificates shall be signed by the President or Vice President and either by the Secretary or Assistant Secretary or such officer or officers as the Board of Directors shall designate, and may be sealed with the seal of the Corporation or a facsimile thereof.

  6.2 FACSIMILE SIGNATURES. The signatures of the President or Vice President, Secretary or Assistant Secretary or such officer or officers as these Bylaws or the Board of Directors of the Corporation shall prescribe upon a certificate may be facsimiles, if the certificate is countersigned by a transfer agent or registered by a registrar, either of which is other than the Corporation itself or an employee of the Corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer at the date of its issuance.

6.3 ISSUANCE. Shares (both treasury and authorized but unissued) may be issued for such consideration, not less than par value, and to such persons as the Board of Directors may determine from time to time.

6.4 SUBSCRIPTIONS. Unless otherwise provided in the subscription agreement, subscriptions for shares, whether made before or after organization of the Corporation, shall be paid in full at such time or in such installments and at such times as shall be determined by the Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same class or as to all shares of the same series, as the case may be. In case of default in the payment on any installment or call when payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due to the Corporation.

6.5 PAYMENT. The consideration paid for the issuance of shares of the Corporation shall consist of money actually paid, labor or services actually performed, or property, both tangible and intangible, actually received.
Certificates for shares may not be issued until the full amount of the consideration, fixed as provided by law, has been paid. When such consideration shall have been paid to the Corporation or to a corporation of which all of the outstanding shares of each class are owned by the Corporation, the shares shall be deemed to have been issued and the subscriber or Shareholder entitled to receive such issue shall be a Shareholder with respect to such shares, and the shares shall be considered fully paid and non-assessable. Neither promissory notes nor the promise of future services shall constitute payment or partial payment for shares of the Corporation. In the absence of fraud in the transaction, the judgment of the Board of Directors or the Shareholders as the case may be, as to the value of the consideration received for shares shall be conclusive.





EX-3.(ii) - 12

6.6 LIEN. The Corporation shall have a first and prior lien on all shares of its stock and upon all dividends being declared upon the same for any indebtedness of the respective holders thereof to the corporation.

6.7 REPLACEMENT OF LOST OR DESTROYED CERTIFICATES. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates thereto-fore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of fact by the person claiming the certificate or certificates representing shares to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or the owner's legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond with a surety or sureties satisfactory to the Corporation with respect to the certificate or certificates alleged to have been lost or destroyed.

6.8 TRANSFER OF SHARES. Shares of stock shall be transferable only on the books of the Corporation by the holder thereof in person or by the holder's duly authorized attorney. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation or its transfer agent shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

6.9 REGISTERED SHAREHOLDERS. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE VII.
DIVIDENDS AND RESERVES

  7.1 DECLARATION AND PAYMENT. Subject to provisions of the statutes and the Articles of Incorporation (if any), dividends may be declared by the Board of Directors at any regular or special meeting and may be paid in cash, property, or in shares of the Corporation. Such declaration and payment shall be at the discretion of the Board of Directors.

7.2 RECORD DATE. The Board of Directors may fix in advance a record date for the purpose of determining Shareholders entitled to receive payment of any dividend, such record date to be not more than fifty (50) days prior to the payment date of such dividend, or the Board of Directors may close the stock transfer books for such purpose for a period of not more than fifty (50) days prior to the payment date of such dividend. In the absence of any action by the Board of Directors, the date upon which the Board of Directors adopt the resolution declaring such dividend shall be the record date.


EX-3.(ii) - 13

7.3 RESERVES. There may be created by resolution of the Board of Directors out of the earned surplus of the Corporation such reserve or reserves as the Directors from time to time, in their discretion, think proper to provide for contingencies, or to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purposes as the Directors shall think beneficial to the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created

ARTICLE VIII.
INDEMNIFICATION

8.1 DEFINITIONS. In this Article:

A, "Corporation" includes any domestic or foreign predecessor entity of the Corporation in a merger, consolidation, or other transaction in which the liabilities of the predecessor are transferred to the Corporation by operation of law and in any other transaction in which the Corporation assumes the liabilities of the predecessor but does not specifically exclude liabilities that are the subject matter of this Article VIII.

B. "Director" means any person who is or was a director of the Corporation and any person who, while a director of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary or another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise.

C. "Expenses" include court costs and attorneys" fees.D. "Official capacity" means:1. When used with respect to a director, the office of Director in the Corporation, and

2. When used with respect to a person other than a Director, the elective or appointive office in the Corporation held by the officer or the employment or agency relationship undertaken by the employee or agent in behalf of the Corporation.

3. In both Paragraphs (1) and (2) does not include service for any other foreign or domestic corporation or any partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise.

E. "Proceeding' means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.



EX-3.(ii) -14

8.2 POWER TO INDEMNIFY. The Corporation may indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a Director only if it is determined in accordance with
Section 8.6 of this Article that the person:

A. Conducted himself in good faith;

B. Reasonably believed:

1. In the case of conduct in his official capacity as a Director of the Corporation, that his conduct was in the Corporation's best interests; and

2. In all other cases, that his conduct was at least not opposed to the Corporation's best interests; and

C. In the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

8.3 DIRECTOR LIMITATION. A Director may not be indemnified under Section 8.2 of this Article for obligations resulting from a proceeding:

A. In which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity; or

B. In which the person is found liable to the Corporation.

8.4 TERMINATION OF A PROCEEDING. The termination of a proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent is not of itself determinative that the person did not meet the requirements set forth in Section 3.2 of the Articles

8.5 PROCEEDING  BROUGHT BY THE  Corporation.  A person may be indemnified  under
Section 8.2 of this Article against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding; but if the proceeding was brought by or in behalf of the Corporation, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding.

8.6 DETERMINATION OF INDEMNIFICATION.  A determination of indemnification  under
Section 8.2 of this Article must be

A. By a majority vote of a quorum consisting of Directors who at the time of the vote are not named defendants or respondents in the proceeding;

EX-3.(ii) - 15

B. If such a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors, designated to act in the matter by a majority vote of all Directors, consisting solely of two or more Directors who at the time of the vote are not named defendants or respondents in the proceeding:

C. By special legal counsel selected by the Board of Directors or a committee of the Board by vote as set forth in Subsection A or B of this Section 8.6, or, if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all Directors; or

D. By the Shareholders in a vote that excludes the shares held by Directors who are named defendants or respondents in the proceeding.

8.7 AUTHORIZATION OF INDEMNIFICATION. Authorization of indemnification and determination as to reasonableness of expenses must be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses must be made in the manner specified by Subsection C of Section 8.6 of this Article, for the selection of special legal counsel. A provision contained in the Articles of Incorporation, the Bylaws, a resolution of
Shareholders or Directors, or an agreement that makes mandatory the indemnification permitted under Section 8.2 of this Article shall be deemed to constitute authorization of indemnification in the manner required by this
Section 8.7 even though such provision may not have been adopted or authorized in the same manner as the determination that indemnification is Permissible

8.8 INDEMNIFICATION OF A DIRECTOR.

A. The Corporation shall indemnify a Director against reasonable expenses incurred by him or her in connection with a proceeding in which he or she is named defendant or respondent because he or she is or was a Director if he or she has been wholly successful, on the merits or otherwise, in the defense of the proceeding.

B. If, in a suit for the indemnification required by Section 8.8 of this Article, a court of competent jurisdiction determines that the Director is entitled to indemnification under that section, the court shall order indemnification and shall award to the director the expenses incurred in securing the indemnification.

C. If, upon application of a Director, a court of competent jurisdiction determines, after giving any notice the court considers necessary, that the Director is fairly and reasonable entitled to indemnification in view of all the relevant circumstances, whether or not he or she has met the requirements set forth in Section 8.2 of this Article or has been adjudged liable in the


EX-3.(ii) - 16
circumstances described in Section 8.3 of this Article, the court may order the indemnification that the court determines is proper and equitable. The Court shall limit indemnification to reasonable expenses if the proceeding is brought by or in behalf of the Corporation or if the Director is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity.

D. Reasonable expenses incurred by a Director who was, is or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the Corporation in advance of the final disposition of the proceeding after:

1. The  Corporation  receives a written  affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under this Article and a written undertaking by or on behalf of the Director to repay the amount paid or reimbursed if it is ultimately determined that he has not met those requirements; and

2. A determination that the facts then known to those making the determination would not preclude indemnification under this Article.E. The written undertaking required by Subsection D of this Section 8.8 must be an unlimited general obligation of the Director but need not be secured. It may be accepted without reference to financial ability to make repayment. Determinations and authorizations of payment under Subsection D of this Section 8.8 must be made in the manner specified by Section 8.6 of this Article for determining that indemnification is permissible.

F. Notwithstanding any other provision of this Article, a Corporation may pay or reimburse expenses incurred by a Director in connection with his appearance as a witness or other participation in a proceeding at a time when he or she is not a named defendant or respondent in the proceeding.

8.9 INDEMNIFICATION OF OTHERS.

A. An officer of the Corporation shall be indemnified as, and to the same extent, provided by Subsections A, B and C of this Section 8.9 for a Director and is entitled to seek indemnification under those Subsections to the same extent as a Director. The Corporation may indemnify and advance expenses to an officer, employee, or agent of the Corporation to the same extent that it may indemnify and advance expenses to Directors under this Article.

B. The Corporation may indemnify and advance expenses to persons who are not or were not officers, employees, or agents of the Corporation but who are or were serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise to the same extent that it may indemnify and advance expenses to Directors under this Article.



EX-3.(ii) - 17

C. The Corporation may indemnify and advance expenses to an officer, employee, agent, or person identified in Subsection B of this Section 8.9 and who is not a Director to such further extent, consistent with law, as may be provided by the Corporation's Articles of Incorporation, Bylaws, general or specific action of its Board of Directors, or contract or as permitted or required by common law.

8.10 INDEMNITY INSURANCE. A Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee, or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor; trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, against any liability asserted against him or her and incurred by him or her in such a capacity or arising out of his or her status as such a person, whether or not the Corporation would have the power to indemnify him or her against that liability under this Article.

8.11 REPORTS TO SHAREHOLDERS. Any indemnification of or advance of expenses to a Director in accordance with this Article shall be reported in writing to the Shareholders with or before the notice or waiver of notice of the next Shareholders' meeting or with or before the next submission to Shareholders of a consent to action without a meeting pursuant to The General Corporation Law of Delaware and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

8.12 EMPLOYEE BENEFIT PLAN. For purpose of this Article, the Corporation is deemed to have requested a Director to serve an employee benefit plan whenever the performance by him or her duties to the Corporation also imposes duties on or otherwise involves services by him or her to the plan or participants or beneficiaries of the plan pursuant to applicable law are deemed fines. Action taken or omitted by him or her with respect to an employee benefit plan in the performance of his or her duties for a purpose reasonable believed by him or her to be in the interest of the participants and beneficiaries of the plan is deemed to be for a purpose which is not opposed to the best interests of the Corporation.

ARTICLE IX.MISCELLANEOUS9.1 LIMITATION OF LIABILITY. No person shall be liable to the Corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by that person as a director, officer or employee of the Corporation in good faith, if, in the exercise of ordinary care, this person:

A. Relied upon financial statements of the Corporation represented to this person to be correct by the President or the officer of the Corporation having charge of its books of account, or stated in a written report by an independent public or certified public accountant or firm of such accountants fairly to




EX-3.(ii) - 18
reflect the financial condition of the Corporation; or considered the assets to be of their book value; or

B. Relied upon the written opinion of an attorney for the Corporation.

9.2 FISCAL YEAR. The Fiscal Year of the Corporation shall be fixed by resolution of the Board of Directors.

9.3 SEAL. The corporate seal shall be in such form as may be determined by the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

9.4 BOOKS AND RECORDS. The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its Shareholders and the Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its Shareholders, giving the names and addressees of all Shareholders and the number and class of the shares held by each. Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time. Any person who shall have been a holder of record of shares for at least six (6) months immediately preceding demand, or shall be the holder of record of at least five percent (5%) of all the outstanding shares of a corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent, accountant, or attorney, at any reasonable time or times, for any proper purpose, its relevant books and records of account, minutes and records of Shareholders' and to make extracts therefrom

9.5 ANNUAL STATEMENT. The Board of Directors shall present at each annual meeting of Shareholders a full and clear statement of the business and condition of the Corporation, including a reasonably detailed balance sheet and income statement.

9.6 RESIGNATION. Any Director, officer or agent may resign by giving written notice to the President or the Secretary. Such resignation shall take effect at the time specified therein, or immediately if no time is specified therein. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective

9.7 AMENDMENT OF BYLAWS. These Bylaws may be altered, amended, or repealed either by unanimous written consent of the Board of Directors, in the manner stated in Article 3.16 herein, or at any meeting of the Board of Directors at which a quorum is present, by the affirmative vote of a majority of the Directors present at such meeting, provided notice of the proposed alteration, amendment, or repeal be contained in the notice of such meeting.

9.8 INVALID PROVISIONS. If any part of these Bylaws shall be held invalid or inoperative for any reason, the remaining parts, so far as possible and reasonable, shall be valid and operative.


EX-3.(ii) - 19

9.9 HEADINGS. The headings used in these Bylaws have been inserted for administrative convenience only and do not constitute matter to be construed in interpretation.

9.10 WAIVER OF NOTICE. Whenever any notice is required to be given to any Shareholder or Director of the Corporation, a Waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice.

9.11 GENDER. Words which import one gender shall be applied to any gender wherever appropriate and words which import the singular or plural shall be applied to either the plural or singular wherever appropriate.

I, the undersigned, being the Secretary of Professionalistics Inc., do hereby certify the foregoing to be the Bylaws of said Corporation, as adopted at a meeting of the Directors held on the 12th day of June, 1989.

/s/  Kevin B. Halter, Jr.
     --------------------
      Secretary








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